Exhibit 99.3

pwc

April 28, 2015

To:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

We have read the statements made by Royal Bank of Canada in the attached copy of change of auditor notice dated April 24, 2015, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated April 24, 2015.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

CHANGE OF AUDITOR NOTICE

Royal Bank of Canada (“RBC”) hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:

1.	RBC currently engages Deloitte LLP (Deloitte) as its auditor and on January 6, 2015 announced that it would be conducting a tender process for its external auditor services for fiscal 2016.

2.	On April 23, 2015, following the completion of the tender process, the Audit Committee determined that PricewaterhouseCoopers LLP (PwC) is the successful candidate to be appointed as RBC’s auditor for the 2016 fiscal year, subject to shareholder approval. Deloitte will continue to act as RBC’s auditor for the remainder of fiscal 2015.

3.	Deloitte’s reports on RBC’s financial statements relating to the period commencing at the beginning of RBC’s two most recently completed financial years, being Deloitte’s reports on the financial statements for the fiscal years ended October 31, 2013 and October 31, 2014, have not expressed any modified opinion.

4.	There have been no reportable events (including disagreements, consultations or unresolved issues) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 24th day of April, 2015